UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

868168105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,796,202
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,796,202
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,796,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 868168105	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,796,202
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,796,202
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,796,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 868168105	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,796,202
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,796,202

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,796,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 868168105	Page 5 of 9 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Superior Industries International, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on September 3, 2021 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 26,107,462 shares of Common Stock issued and outstanding as of July 30, 2021, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2021. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of September 3, 2021, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,796,202 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,796,202 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,796,202 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock during the period (the “Reporting Period”) from July 5, 2021 (the date 60 days prior to the filing of this Schedule 13D) to September 3, 2021:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
7/6/2021	23,151	$8.0369
7/7/2021	17,759	$7.9739
7/7/2021	27,344	$7.9806
7/8/2021	601	$7.8483
7/8/2021	9,000	$7.8994
7/14/2021	6,000	$8.0628
7/14/2021	30,854	$8.0690
7/15/2021	29,336	$7.9862
7/15/2021	17,000	$8.0008
7/16/2021	21,157	$7.8927
7/16/2021	59,729	$7.9191
7/19/2021	18,424	$7.6786

CUSIP No. 868168105	Page 6 of 9 Pages

7/19/2021	38,076	$7.6892
7/20/2021	1,500	$7.8500
7/20/2021	2,804	$7.8647
7/22/2021	800	$8.1000
7/23/2021	28,988	$8.2763
7/23/2021	25,700	$8.2881
7/26/2021	9,500	$8.2715
7/26/2021	12,537	$8.3532
7/27/2021	9,660	$8.1293
7/27/2021	26,389	$8.1608
7/28/2021	15,614	$8.0260
7/28/2021	25,222	$8.0611
7/29/2021	6,749	$8.3965
7/29/2021	9,743	$8.4484
7/30/2021	13,687	$8.4662
7/30/2021	1,000	$8.4815
8/2/2021	3,702	$8.4949
8/4/2021	68,663	$8.2806
8/4/2021	132,000	$8.3249
8/5/2021	20,613	$8.1206
8/5/2021	57,100	$8.1655
8/5/2021*	5,100	$10.0000
8/5/2021*	500	$12.5000
8/6/2021	20,270	$8.1784
8/6/2021	7,000	$8.1900
8/9/2021	31,385	$7.9786
8/9/2021	3,743	$7.9700
8/10/2021	6,383	$7.9567
8/16/2021	8,800	$8.2243
8/16/2021*	2,900	$10.0000
8/17/2021	7,260	$8.0400
8/18/2021*	1,200	$10.0000
8/18/2021	370	$7.9878
8/19/2021*	500	$10.0000
8/20/2021*	7,300	$7.5000
8/20/2021*	14,400	$10.0000
8/25/2021	11,312	$7.4036

*	Effected pursuant to the exercise of a Put Option (as defined in Item 6) by the option’s counterparty.

CUSIP No. 868168105	Page 7 of 9 Pages

8/26/2021	20,102	$7.2347
8/27/2021	1,000	$7.5000
8/30/2021	17,100	$7.2913
8/30/2021	17,247	$7.3296
8/31/2021	9,200	$7.3292
8/31/2021	22,756	$7.3800
9/1/2021	44,646	$7.1219
9/1/2021	36,312	$7.1519
9/2/2021	16,600	$7.1896
9/2/2021	44,259	$7.2207
9/3/2021	54,581	$7.1078

Except as otherwise described in this Schedule 13D, the above listed transactions were conducted in the ordinary course of business on the open market for cash. The purchase prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the Put Options described in Item 6, which is incorporated by reference into this Item 5(c).

2.	Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by the Fund during the Reporting Period that are outstanding as of September 3, 2021. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale	Value per Underlying Share at which Put Options were Sold ($)	Shares Underlying Put Options (100s)	Put Options’ Strike Price per Share ($)	Put Options’ Expiration Date
7/6/2021	$4.5083	109	$12.50	01/21/2022
7/27/2021	$1.9250	5	$10.00	09/17/2021
8/24/2021	$0.6505	209	$7.50	10/15/2021
8/25/2021	$2.7391	285	$10.00	01/21/2022
8/26/2021	$2.9000	75	$10.00	01/21/2022
8/30/2021	$0.3514	221	$7.50	09/17/2021
8/31/2021	$0.3500	10	$7.50	09/17/2021
9/1/2021	$0.3997	500	$7.50	09/17/2021
9/2/2021	$0.3500	255	$7.50	09/17/2021
9/3/2021	$0.3865	130	$7.50	09/17/2021
9/3/2021	$0.6000	210	$7.50	10/15/2021

Each of these Put Options gives the option’s counterparty the right (but not the obligation) to sell to the Fund, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a sale price per share equal to the option’s strike price per share. If a Put Option is exercised on or before its expiration date, the Fund must purchase the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

CUSIP No. 868168105	Page 8 of 9 Pages

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 868168105	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 3, 2021

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director and Chairman

MILL ROAD CAPITAL III GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact